Reply Attention of	Virgil Z. Hlus	Clark Wilson LLP
Direct Tel.	604.891.7707	Barristers & Solicitors
EMail Address	vzh@cwilson.com	Patent & Trade-mark Agents
Our File No.	29691-0001 / CW5711604.2	800-885 W Georgia Street
Vancouver, BC Canada V6C 3H1
Tel. 604.687.5700
Fax 604.687.6314

November 2, 2012

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
USA

Attention:	John Reynolds
Assistant Director

Dear Sirs:

Re:	Naked Brand Group Inc. (the “Company”)
Amendment No. 1 to Form 8-K
Filed September 24, 2012
File No. 000-52381

We are counsel to the Company. We write in response to your letter of October 11, 2012 to Joel Primus, President and CEO of the Company. The Company’s responses are numbered in a manner that corresponds with your comments.

Description of the Business, page 5

1.	We note your added disclosure regarding your “rebranding efforts” in the last paragraph of page 20. Please revise under Description of the Business to describe such efforts in more detail.

The Company has struck the word “rebranding efforts” and replaced it with “redesign of packaging and new marketing materials” because there was no logo or change in name in the operations of Naked Boxer Brief Clothing Inc. but only design related changes to marketing materials including packaging.

Key Customers, page 6

2.

In light of your supplemental response to comment 21 of our letter dated August 27, 2012, please revise your disclosure in this section to clearly reflect the nature of your “relationship” with Holt Renfrew and your “agreement” with Nordstrom. In this regard, please clearly disclose the nature and material terms of the purchase orders and, if true, the lack of any ongoing commitment by such retailers to sell your products.

The Company has revised the Form 8-K to disclose the nature and material terms of the purchase orders and the lack of any ongoing commitment by such retailers to sell its products.

Management’s Discussion and Analysis, page 16

3.

We note in response to the first bullet point to comment 22 in our letter dated August 27, 2012, you have revised your disclosures on page 14 to indicate that your operations began in February 2010 with your first revenues being realized in September 2010. Please revise corresponding disclosures in your financial statements at Exhibit 99.1.

The Company has revised its financial statements contained in Exhibit 99.1.

4.

We note your response to the second bullet point to comment 22 from our letter dated August 27, 2012 indicating that you have not discussed or attributed variations between your results of operations for a five month period ended January 31, 2011 with the twelve month period ended January 31, 2012 due to the seasonal nature of your business. Your response indicates that you believe that you generate a significant portion of your revenues and gross profit from your sales during the final five months of your fiscal year. Expand your discussion of your results of operations to describe the seasonal aspects of your business, identifying the periods of each “season” and describing the characteristics of each of these periods.

The Company operates in the apparel industry which is subject to seasonality of buying which can affect revenue and cash flows. From an analysis perspective as discussed under the heading “Operational Periods”, the Company’s revenue has been generated distinctly in quarters three and four which would align with the fall/winter season; however, the strongest revenues arising from those periods are not from seasonal buying, but rather from the release of new products.

If the Company were to include a seasonality note and discuss the quarter breakdowns for future periods, this information would be very challenging for the reader to dissect the actual sales to understand growth because it would be combined with significant new product lines being released consistently in the third and fourth quarters. Although the Company plans to introduce t-shirts this spring and summer (quarters one and two) for the first time, this is not expected to generate significant revenues because of the competitive nature of the t-shirt business and the Company currently plans for a release of women’s underwear in the third or fourth quarter of fiscal 2014. Thus, a seasonality note breakdown of revenues in a table format could be misleading for the reader.

The Company may still be susceptible to seasonal buying in the fall and as such the Company has included a general discussion about this seasonality in the Form 8-K.

As a result of significant growth and changes to the Company’s business with the planned introductions of t-shirts for the spring/summer season, the historical introduction of new product lines in the fall/winter could potentially have a reduced effect. Furthermore, with limited operating history it is difficult to anticipate that this will be consistent moving forward. Thus, historical quarterly operating trends may not be indicative of future performance because of new product development cycle changes and continued sales growth.

The above discussion has been added along with further discussion of the Company’s operating periods in relation to comment 5 below to the Form 8-K under a new section entitled “Operational Periods “and under the section entitled “Revenue”.

5.

We note your response to the second bullet point to comment 22 indicating that you generated revenues of $71,625 during the 7 month period from February through August 2011 and $121,944 between September 2010 and January 2011. Please address the following points:

Expand your disclosure to clarify that $71,625 of the revenues generated for the year ended January 31, 2012 are attributed to the seven month period between February and August 2011 and that no revenues were generated in the corresponding period of the preceding year.

The Company has clarified this disclosure in the new section entitled “Operational Periods”.

Reconcile the $121,944 of revenues generated for period between September 2010 and January 2011 to the $82,444 in net revenues you disclose in your statement of operations for the year ended January 31, 2011 and explain why these amounts do not agree.

This was an error in the dating. The dates should have read “September 2011 and January 2012”, instead of “September 2010 and January 2011”. We have added further support for this area in the Form 8-K has been amended accordingly.

Business Experience, page 23 Joel Primus, page 23

6.

We partially reissue comment 12 of our letter dated August 27, 2012. We note that Mr. Primus’ LinkedIn profile and certain press information refers to work with Sapera magazine and the Abbotsford News. We also note that the dates indicated in your disclosure do not appear to match Mr. Primus’ LinkedIn profile. Please revise this section accordingly or advise us of your basis for not including such disclosure. Please see Item 401(e) of Regulation S-K for guidance.

The Company has revised this section in the Form 8-K.

Certain Relationships and Related Transactions, page 24 Transactions with Related Persons, page 24

7.

We partially reissue comment 16 of our letter dated August 27, 2012. Please revise your disclosure of the various advances made to the company to provide all of the information required by Item 404(a)(5) of Regulation S-K.

The Company has revised this section to provide all of the information required by Item 404(a)(5) of Regulation S-K.

Recent Sales of Unregistered Securities, page 29

8.	We partially reissue comment 19 of our letter dated August 27, 2012. Please also provide disclosure pursuant to Item 701 of Regulation S-K with respect to Naked Boxer Brief Clothing Inc.

Item 701 only requires disclosure for securities of the registrant sold by the registrant within the past three years. Naked Boxer Brief Clothing Inc. was acquired by the registrant and accordingly disclosure is not required for securities sold by Naked Boxer Brief Clothing Inc.

Exhibits

9.	Please file the warrant and option agreements entered into with your consultants as exhibits to the Form 8-K. See Item 601 of Regulation S-K.

The warrant and option agreements are filed with the revised Form 8-K.

Exhibit 99.3 Unaudited Pro Forma Consolidated Financial Statements

10.

We note your response to comments 24 through 26 from our letter dated August 27, 2012, indicating that you adjusted the historical financial statements for transactions related to the two private placements that occurred on June 29, 2012 and June 30, 2012. Please note that financial information in your historical columns should reflect the amounts included in your annual and interim statements included at Exhibits 99.1 and 99.2 of your filing. Adjustments to arrive at your pro forma results should be included in a separate column and referenced to notes which clearly explain the assumptions involved. Please revise your presentation of your pro forma balance sheet and income statements to comply with the form and content requirements of Rule 8-08 and 11-02(b) of Regulation S-X.

The Company has revised its presentation of its pro forma balance sheet and income statements to comply with the form and content requirements of Rule 8-08 and 11-02(b) of Regulation S-X.

11.

We note your response to comment 25 indicates that the combined results of operations include a charge of $322,000 for compensation expenses related to the private placement that occurred on June 29, 2012 and that you have concluded that this expense does not have a continuing impact on your results of operations. Please explain why you believe this compensation charge does not have a continuing impact based on Rule 11-02(b) of Regulation S-X.

In order to be consistent with our presentation, the Company has included this adjustment as part of the pro forma balance sheet and income statement.

12.

Your disclosures at page 9 indicate that the two private placements were completed in “connection with the Acquisition.” Please clarify how these private placements are related to the reverse merger transaction and explain your view that they are directly attributable to the acquisition.

The Acquisition Agreement required that, on closing, the registrant have $650,000 in working capital after payment of all liabilities (see Section 8.3(d) of the Acquisition Agreement). The private placements were completed in contemplation of and in order to satisfy this requirement. Accordingly, these private placements were attributable to the acquisition. Under Item 2.01 of the Form 8-K, in the section entitled “Related Financings”, the Company clearly discloses that the private placements were related to the reverse merger.

The Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in good order. Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Hlus

Virgil Z. Hlus

VZH

cc:	Naked Brand Group Inc. Attention: Joel Primus